For Release: Upon Receipt	CONTACT: BETH MCGOLDRICK Phone: (617) 663-4751 E-mail: bmcgoldrick@jhancock.com

PATRIOT PREMIUM DIVIDEND FUND II ANNOUNCES
EXPIRATION OF TENDER OFFER

BOSTON, MA (March 30, 2009) – John Hancock Patriot Premium Dividend Fund II (NYSE: PDT) (the “Fund”) announced today the preliminary results of its tender offer for up to 2,629,996 shares of its common stock (“Share(s)”) representing up to five percent of its issued and outstanding Shares, at a price equal to 98% of the Fund’s net asset value (“NAV”) per Share on the date the tender offer expired. The offer expired at 5:00 p.m., New York City time, on Friday, March 27, 2009.

Based on current information, approximately 8,715,645.3623 Shares, or approximately 16.57% of the Fund’s Shares outstanding, were tendered through the expiration date. This total includes Shares tendered pursuant to notices of guaranteed delivery. Because the number of Shares tendered exceeded 2,629,996 Shares, the number of Shares that will be purchased by the Fund will be pro-rated based on the number of Shares properly tendered by each shareholder. Shareholders cannot be assured that all of their tendered Shares will be repurchased by the Fund.

No more than a total of 2,629,996 properly tendered Shares will be accepted for cash payment at a price equal to 98% of the Fund’s NAV as of the close of regular trading on the New York Stock Exchange on March 27, 2009. The final number of Shares validly tendered and accepted pursuant to the tender offer will be announced at a later date. Payment for Shares tendered and accepted is expected to be sent to tendering shareholders within approximately ten business days after the expiration date.

The Fund is a diversified closed-end management investment company. The Fund’s investment objective is to provide common shareholders high current income consistent with modest growth of capital. The Fund pursues its objective by investing in a diversified portfolio of dividend-paying preferred and common stocks. The Fund operates so that dividends paid will qualify in their entirety for the Dividends Received Deduction (DRD), although there can be no assurance that this result will be achieved. Income eligible for DRD entitles certain corporate investors to deduct 70% of the dividends they received from their taxable income, while individual investors also benefit as the maximum federal tax rate for qualified dividend income (QDI) is only 15%.

About John Hancock Funds

The Boston-based mutual fund business unit of John Hancock Financial, John Hancock Funds manages more than $38.8 billion in open-end funds, closed-end funds, private accounts, retirement plans and related party assets for individual and institutional investors at December 31, 2008. John Hancock Funds are distributed by John Hancock Funds, LLC, member FINRA | SIPC. For more information, please visit www.jhfunds.com.

About John Hancock Financial and Manulife Financial Corporation

John Hancock Financial is a unit of Manulife Financial Corporation (the Company), a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and in most of Asia, and primarily as John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$405 billion (US$330 billion) as at December 31, 2008.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

The John Hancock unit, through its insurance companies, comprises one of the largest life insurers in the United States. John Hancock offers a broad range of financial products and services, including life insurance, fixed and variable annuities, fixed products, mutual funds, 401(k) plans, long-term care insurance, college savings, and other forms of business insurance. Additional information about John Hancock may be found at www.johnhancock.com.